EXHIBIT 99.1

WeRide Teams Up With Lenovo to Launch 100% Automotive-Grade HPC 3.0 Platform Powered by NVIDIA DRIVE AGX Thor Chips

GUANGZHOU, China, July 21, 2025 (GLOBE NEWSWIRE) -- WeRide (NASDAQ: WRD), a global leader in autonomous driving technology, today launched the HPC 3.0 high-performance computing platform, jointly developed with Lenovo (HKSE: 0992) and powered by NVIDIA's (NASDAQ: NVDA) latest DRIVE AGX Thor chips. The new HPC 3.0 platform makes its debut in WeRide's latest-generation Robotaxi GXR — making it the world's first mass-produced Level 4 (L4) autonomous vehicle built on NVIDIA DRIVE AGX Thor. Fully automotive-grade, HPC 3.0 reduces autonomous driving suite cost by 50%, paving the way for GXR's large-scale commercial deployment.

WeRide's HPC 3.0 platform, featuring a dual NVIDIA DRIVE AGX Thor configuration running the safety-certified DriveOS, is built on Lenovo's AD1 L4 autonomous driving domain controller — delivering up to 2,000 TOPS of AI compute. It is the most powerful computing platform available to support L4 autonomy.

The HPC 3.0 platform, developed by WeRide and Lenovo, features dual NVIDIA DRIVE AGX Thor chips and is the most powerful computing platform for L4 autonomy

Beyond core upgrades, HPC 3.0 boosts system integration, cutting mass production costs to a quarter of HPC 2.0 and reducing autonomous driving suite cost by 50%. It also consolidates key modules such as Ethernet gateway, CAN gateway, inertial navigation, and collision detection, reducing both production and maintenance expenses. This lowers HPC 3.0's total cost of ownership (TCO) by 84% over its lifecycle compared to its predecessor.

HPC 3.0 is certified to AEC-Q100, ISO 26262, and IATF 16949 standards. Its redundant design architecture meets the highest ASIL-D safety level, with a failure rate below 50 FIT (failures per billion hours of operation) and a MTBF (mean time between failures) of 120,000 to 180,000 hours. Built for 10 years or 300,000 km of use, it is capable of operating in extreme temperatures from -40°C to 85°C and passes tests for heat, shock, and corrosion. HPC 3.0 is also fully compliant with global VOCs environmental standards, making it suitable for deployment across the Middle East, Southeast Asia, Europe, and other international markets — supporting WeRide's goal of scaling its Robotaxi fleet worldwide.

“Our close collaboration with Lenovo and NVIDIA represents a major breakthrough in computing power, system architecture, and cost efficiency. Integrating the HPC 3.0 platform into our Robotaxi GXR enhances vehicle reliability and responsiveness while significantly reducing deployment costs. Moving forward, we plan to extend this platform across more of our L4 autonomous vehicles — including the Robobus, and Robosweeper — bringing smart, accessible mobility to more cities and customers worldwide," said Tony Han, Founder and CEO of WeRide.

"We're thrilled to see the successful deployment of NVIDIA DRIVE AGX Thor on WeRide's Robotaxi GXR, marking a significant step towards bringing L4 autonomous vehicles to market at scale. Our close collaboration with WeRide on the AD1 domain controller has been instrumental in accelerating this innovation. Lenovo is committed to leveraging our advanced computing power and working with industry partners to drive the commercialization of autonomous driving solutions globally," said Donny Tang, Vice President and Head of Lenovo Vehicle Computing, Lenovo.

NVIDIA has been a strategic investor in WeRide since 2017 via the NVIDIA Inception program. Ali Kani, Vice President of Automotive at NVIDIA, also extended congratulations to WeRide.

"Robotaxis are reshaping urban mobility, and it’s exciting to witness the progress WeRide and Lenovo have made in deploying a Level 4 autonomous driving system built on NVIDIA accelerated compute and DriveOS,” said Ali Kani, Vice President of Automotive, NVIDIA. “Their achievement marks a significant milestone in helping make safe, scalable, and efficient autonomous transportation a reality."

NVIDIA DRIVE AGX Thor, NVIDIA's successor to DRIVE AGX Orin, is built on the NVIDIA Blackwell architecture and is optimized for the most demanding processing workloads, including generative AI, vision language models and large language models. Its simplified architecture enhances generalization, reduces latency and boosts safety by harnessing powerful NVIDIA accelerated computing to run WeRide’s proprietary AV software stack.

As the world's first publicly listed Robotaxi company, WeRide has safely operated Robotaxis on public roads for over 2,000 days. The company continues to scale its technology through global partnerships, delivering safe, efficient, and cost-efficient autonomous mobility.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in five markets: China, the UAE, Singapore, France, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

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